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EXHIBIT 4.3



                       THIRD AMENDMENT TO BROOKTROUT, INC.

                            1992 STOCK INCENTIVE PLAN


This Third Amendment (the "Third Amendment") to the Brooktrout, Inc. ("Brooktrout" or the "Company") 1992 Stock Incentive Plan, dated August 17, 1992, as amended (the "Plan"), was adopted by the Board of Directors (the "Board") of the Company on March 17, 1999.

WHEREAS, the Board believes that the availability of an adequate number of shares of common stock, $.01 par value per share (the "Stock"), under the Plan has been, and in the future will be, an important factor in attracting and retaining the highest caliber directors, executives and employees of the Company;

WHEREAS, the Board further believes that the number of shares of Stock, available for issuance under the Plan is currently insufficient;

WHEREAS, the Board adopted, subject to stockholder approval, an increase of three hundred thousand (300,000) shares of Stock available for issuance under the Plan; and

WHEREAS, on May 13, 1999, the stockholders of the Company approved the Amendment at the annual meeting of stockholders;

NOW, THEREFORE, the Plan is hereby amended in the following manner: The first sentence of Section 3 clause (a) is amended to increase the maximum number of shares of Stock reserved and available for issuance under the Plan from three million one hundred and seventy-five thousand (3,175,000) to three million four hundred and seventy-five thousand (3,475,000).